Filed by: SAIC, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

[SAIC Letterhead]

Date: July 25, 2006

To: SAIC Employees and Stockholders

From: Ken Dahlberg, Chairman and CEO

Subject: Update on Important SAIC Issues

Today the Company filed with the SEC an amendment to its Registration Statement on Form S-4, which includes the proxy statement/prospectus for the planned Special Stockholders’ Meeting. As previously announced, at this meeting, the Company will be asking stockholders to approve a reorganization merger and other related proposals to position us to complete an IPO this Fall. If the SEC’s review of the S-4 amendment we filed today is completed as expected, we intend to hold the Special Meeting on August 29th in our McLean conference facilities.

If the necessary stockholder approval is obtained, we will take the next step in the IPO process, which is sometimes called a “road show.” Senior management will present the Company and its capabilities and prospects to various institutional and other investors in individual meetings over a several-week period. If the offering proceeds on plan, the Company will complete the IPO in late September or early October. This is our best estimate of the schedule for holding the Special Meeting and completing the IPO. I must continue to caution you that adverse market conditions or unforeseen events could cause us to postpone the offering.

At its July 14th meeting, the Board of Directors reevaluated the Company’s capital needs and the range of the special dividend in light of our current schedule for completing the IPO. You’ll recall that we announced a proposed special dividend range of $8 to $10 per share of Class A Common Stock approximately one year ago when we filed our initial Form S-4. During this time, we generated excellent cash flow from operations due to the hard work of our employee-owners. Also, the amount of stock repurchased over this period by the Company in the limited market and Retirement Plan trades has not exceeded the Company’s estimates. Further, assuming we complete the IPO in late September or early October, we will no longer need to hold limited market trades, freeing up large cash balances retained in the past to provide the liquidity of future limited market trades. Given these conditions, the Board decided to increase the range of the special dividend to $10 to $15 per share of Class A Common Stock in order to maximize shareholder value.

The size of the special dividend is designed to optimize our balance sheet and achieve a more efficient capital structure appropriate for our anticipated working capital needs and near-term investment plans, including the most efficient balance of cash to debt following the merger and the IPO.

If the Board ultimately declares the dividend at the high end of the range ($15 per share of Class A Common Stock), after completion of the IPO and payment of the dividend, the Company will continue to have a strong balance sheet. In addition, the Company will have significant borrowing capacity under our recently renewed $750 million credit facility. We also will have publicly traded stock that could be used as currency to complete acquisitions. In summary, we believe that the Company will have the necessary capital to execute its strategic plan after payment of a special dividend in the range of $10 to $15 per share of Class A Common Stock.

We’ve seen some volatility recently in the general stock market. The stock prices and financial ratios of some of our comparable companies have reacted unfavorably as the market may perceive a slow down in the growth of our industry and overall government spending. In this environment, the best way to sustain and increase the value of our Company, whether our stock is publicly or privately traded, is to execute flawlessly for our customers and to build a pipeline of future revenues. Together we can continue to grow the Company and increase shareholder value, while serving the nation and helping to solve our customers’ most challenging technical problems.

/s/ Ken Dahlberg
Ken Dahlberg
Chairman and Chief Executive Officer

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.